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                          December 11, 2023

       Michelle Bushore
       Executive Vice President
       Realty Income Corporation
       11995 El Camino Real
       San Diego, CA 92130

                                                        Re: Realty Income
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed December 1,
2023
                                                            File No. 333-275868

       Dear Michelle Bushore:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Abigail C. Smith, Esq.